PartnerRe Ltd. Announces Acquisition of Aurigen

PEMBROKE, Bermuda, October 20, 2016 -- PartnerRe Ltd. (“PartnerRe”) and Aurigen Capital Limited (“Aurigen” or the “Company”) today announced a definitive agreement for PartnerRe to acquire 100% of the outstanding ordinary shares of Aurigen, a North American life reinsurance company.

Since its formation in 2007, Aurigen has leveraged its technical expertise, longstanding relationships, and local knowledge to serve clients and is today a top-five life reinsurer in Canada based on recurring new reinsurance business. The Company has also been providing mortality risk solutions in the U.S. since 2013. Aurigen’s gross premiums written in 2015 were USD 110 million, with the Company delivering a gross premiums CAGR of 16% over the last five years.

PartnerRe’s President and CEO, Emmanuel Clarke, welcomed the deal saying: “Aurigen is a well-respected life reinsurance partner in the North American market and will be a highly complementary addition to PartnerRe’s existing business. This acquisition is expected to be financially accretive to PartnerRe’s book value per share in 2017 and aligns particularly well with our overall strategy to grow our Life and Health business. Aurigen will expand our life reinsurance footprint in Canada and the U.S. with virtually no overlap in market coverage.

“We look forward to welcoming Aurigen to PartnerRe and to bringing all the benefits of PartnerRe’s strong balance sheet, excellent ratings and global franchise to existing and future clients in this market.”

Aurigen’s CEO, Alan Ryder, said: “We are very excited to be joining PartnerRe and look forward to helping grow its life reinsurance business. We believe there is a strong strategic fit between our two organizations and that the combination of Aurigen’s expertise in the life reinsurance market and PartnerRe’s strength and international presence will be of tremendous benefit to our clients. Under PartnerRe’s ownership, our clients can expect the innovative reinsurance solutions and exceptional service they’ve come to know from Aurigen to continue and, over time, a broadened product offering and extended risk appetite.”

The cash consideration for the transaction is CAD 375 million (about USD 286 million). The acquisition will be financed through the utilization of PartnerRe’s excess cash on hand and no debt or equity financing will be required. The acquisition is subject to customary closing conditions including the receipt of required regulatory approvals and is expected to be completed by the first quarter of 2017.

Willis Capital Markets & Advisory is acting as the financial advisor to PartnerRe and Evercore is acting as the financial advisor to Aurigen.

PartnerRe Ltd. Wellesley House South, 5th Floor 90 Pitts Bay Road Pembroke, Bermuda HM 08	Telephone +1 441 292 0888 Fax +1 441 292 6080 www.partnerre.com

Note: Exchange rate of 1.00 USD = 1.31 CAD applies to all relevant foreign exchange conversions

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About PartnerRe Ltd.
PartnerRe Ltd. is a leading global reinsurer that helps insurance companies reduce their earnings volatility, strengthen their capital and grow their businesses through reinsurance solutions. Risks are underwritten on a worldwide basis through PartnerRe’s three business segments: Property & Casualty, Specialty Lines and Life & Health. For the year ended December 31, 2015, total revenues were USD 5.4 billion. At June 30, 2016, total assets were USD 22.4 billion, total capital was USD 7.8 billion and total shareholders’ equity attributable to PartnerRe was USD 7.0 billion. PartnerRe enjoys strong financial strength ratings as follows: A.M. Best A / Moody’s A1 / Standard & Poor’s A+. PartnerRe on the Internet: www.partnerre.com

About Aurigen
Aurigen's core business is the reinsurance of individual life insurance policies. The company's vision is to develop as a leading life reinsurer providing innovative and customized risk and capital management solutions to enterprises exposed to biometric risks, such as mortality and morbidity, and other related risks. Aurigen is licensed to transact life reinsurance in Canada, the United States and Bermuda and has a life reinsurance in force portfolio in excess of CAD 100 billion and consolidated assets in excess of CAD 750 million. Each of Aurigen's operating life reinsurance companies has a financial strength rating of "A- (Stable)" from A.M. Best Company Inc. Additional information can be found at www.AurigenRe.com.

Forward-Looking Statements
Forward-looking statements contained in this press release are based on PartnerRe’s assumptions and expectations concerning future events and financial performance and are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements are subject to significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. PartnerRe’s forward-looking statements could be affected by numerous foreseeable and unforeseeable events and developments such as exposure to catastrophe, or other large property and casualty losses, credit, interest, currency and other risks associated with the Company’s investment portfolio, adequacy of reserves, levels and pricing of new and renewal business achieved, changes in accounting policies, risks associated with implementing business strategies, and other factors identified in PartnerRe’s filings with the Securities and Exchange Commission. In light of the significant uncertainties inherent in the forward-looking information contained herein, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the dates on which they are made. PartnerRe disclaims any obligation to publicly update or revise any forward-looking information or statements.

PartnerRe Ltd. Wellesley House South, 5th Floor 90 Pitts Bay Road Pembroke, Bermuda HM 08	Telephone +1 441 292 0888 Fax +1 441 292 6080 www.partnerre.com

Contacts:	PartnerRe Ltd.	Sard Verbinnen & Co
	(441) 292-0888	(212) 687-8080
	Media Contact: Jaime Masters Investor Contact: Ryan Lipschutz	Robin Weinberg/Spencer Waybright
Aurigen Capital Ltd.
416-847-3677
Media Contact: Alan Ryder, Chief Executive Officer

PartnerRe Ltd. Wellesley House South, 5th Floor 90 Pitts Bay Road Pembroke, Bermuda HM 08	Telephone +1 441 292 0888 Fax +1 441 292 6080 www.partnerre.com